

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2016

Richard B. Handler
Chief Executive Officer
Leucadia National Corporation
520 Madison Avenue
New York, NY 10022

> **Re:**   **Leucadia National Corporation**
> **Form 10-K**
> **Filed February 19, 2016**
> **File No. 001-05721**

Dear Mr. Handler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure